Exhibit 12.1

UAL Corporation and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended
	June 30

	2003	2002
	(In Millions)
Earnings:
Earnings (loss) before income taxes	$(1,965)	$(1,326)
Fixed charges, from below	329	389
Undistributed losses of affiliates	2	6
Interest capitalized	(2)	(17)

Earnings	$(1,636)	$ (948)
	=====	=====

Fixed charges:

Interest expense	$ 257	$ 288
Portion of rental expense representative
of the interest factor	72	101

Fixed charges	$ 329	$ 389
	=====	=====

Ratio of earnings to fixed charges	(a)	(a)
	=====	=====

_________

(a) Earnings were inadequate to cover fixed charges by $2.0 billion in 2003 and $1.3 billion in 2002.